ITEM 77(D)/77Q1(B)
                  POLICIES WITH RESPECT TO SECURITY INVESTMENT

Effective November 15, 2002, the non-fundamental policies of Shaker Fund were amended to permit the fund to invest up to 10% of its net assets in foreign securities.